UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Amendment No. 1*

Natural Grocers by Vitamin Cottage, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

63888U108
(CUSIP Number)

June 30, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X  Rule 13d-1(b)
   Rule 13d-1(c)
   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 63888U108			13G


1. NAME OF REPORTING PERSON

	White Bison Capital, LLC                I.D. No. 45-5578666


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

	0


6. SHARED VOTING POWER

	0


7. SOLE DISPOSITIVE POWER

	0


8. SHARED DISPOSITIVE POWER

	0


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%


12. TYPE OF REPORTING PERSON

	IA





CUSIP No. 63888U108			13G



1. NAME OF REPORTING PERSON

	Jason E. Dunn


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

	Citizen of United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

	0


6. SHARED VOTING POWER

	0


7. SOLE DISPOSITIVE POWER

	0


8. SHARED DISPOSITIVE POWER

	0


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	None (See note in Item 3(g))


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%


12. TYPE OF REPORTING PERSON

	IN



CUSIP No. 63888U108			13G



Item 1.

(a) Name of Issuer

	Natural Grocers by Vitamin Cottage, Inc.


(b) Address of Issuer's Principal Executive Offices

	12612 West Alameda Parkway
	Lakewood, Colorado 80228



Item 2.

(a) Names of Persons Filing

	White Bison Capital, LLC
	Mr. Jason E. Dunn


(b) Address of the Principal Office

	White Bison Capital, LLC
	P.O. Box 1175
	Niwot, Colorado 80544-1175


(c) Citizenship

	White Bison Capital, LLC - A Colorado limited liability company Mr. Jason E. Dunn - U.S. Citizen


(d) Title of Class of Securities

	Common shares


(e) CUSIP Number

	63888U108



Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:


(e) X - Investment adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by White Bison Capital, LLC as a registered investment adviser. All of the securities covered by this report are owned legally by White Bison Capital, LLC's investment advisory clients and none are owned directly or indirectly by White Bison Capital, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that White Bison Capital, LLC is the beneficial owner of any of the securities covered by this statement.


(g) X - Parent holding company or control person. This statement is being filed by Mr. Jason E. Dunn, Managing Partner of White Bison Capital, LLC in the event that he could be deemed to be a controlling person of the firm as a result of his official position with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Dunn does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Dunn is the beneficial owner of any of the securities covered by this statement.



Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a) Amount beneficially owned:

	0 shares (at 06/30/17)


(b) Percent of class:

	0.0%


(c) Number of shares as to which the person has:

   (i)	Sole power to vote or to direct the vote:

	0

   (ii)	Shared power to vote or to direct the vote:

	0

   (iii)Sole power to dispose or to direct the disposition of:

	0

   (iv)	Shared power to dispose or to direct the disposition of:

	0


Item 5. Ownership of Five Percent or Less of a Class: The filing party no longer owns 5% of the Securities of the Issuer.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8.  Identification and Classification of Members of the Group: N/A

Item 9.  Notice of Dissolution of Group: N/A

Item 10.  Certification.




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





CUSIP No. 63888U108			13G





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					July 3, 2017
					Date

					White Bison Capital, LLC

					By: /s/ Jamie H. Baccus
					Name: Jamie H. Baccus
					Title: Chief Compliance Officer


					Jason E. Dunn, Individually

					/s/ Jason E. Dunn



	Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of July 3, 2017.


					White Bison Capital, LLC

					By: /s/ Jamie H. Baccus
					Name: Jamie H. Baccus
					Title: Chief Compliance Officer


					Jason E. Dunn, Individually

        				/s/ Jason E. Dunn